SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of December, 2020

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Copel Distribuição's Call Center Incentivized Dismissal Program (“PDI”)

concludes with 169 adhesions

Companhia Paranaense de Energia - COPEL, a company that generates, transmits, distributes and trade energy, with shares listed on B3 (CPLE3, CPLE5, CPLE6), the NYSE (ELPVY, ELP) and the LATIBEX (XCOP), hereby informs its shareholders and the market in general that the concluded the Incentivated Dismissal Program (“PDI”) for employees assigned to Copel Distribuição's Call Center, who act in the functions of Call Center Monitor, Call Center Support Monitor and Call Center.

Of the 375 eligible employees, 169 employees adhered to the PDI, which represents an estimated cost of R$25.3 million with severance pay and a potential reduction of R$9 million in annual costs as of 2022, since the dismissals must occur between July 15, 2021 and September 15, 2021, according to program rules.

With the completion of this program and considering the results of the penultimate PDI, concluded on December 1, 2020 with the termination of 311 employees, the Company ends 2020 with the adhesion of 480 employees to the incentive dismissal programs, equivalent to a reduction of 6.9% in the staff of September 2020 (7,006 employees). The indemnities are estimated at R$61.9 million, while the potential cost reduction is estimated at R$68.1 million from 2021, an amount that rises to R$77.1 million from 2022, when the effects of the Call Center PDI are now perceived.

Curitiba, December 29, 2020.

Adriano Rudek de Moura

Chief Financial and Investor Relations Officer

For further information, please contact the Investor Relations team:

ri@copel.com or +55 41 3331-4011

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date December 29, 2020

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.